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                                                                    Exhibit 10-a



[AMSOUTH LETTERHEAD]



                               December 13, 1999

Personal and Confidential
-------------------------

Thomas E. Hoaglin
101 East Columbus Street
Columbus, OH 43206

Via Facsimile 614-449-2182

Dear Tom:

     This will confirm our offer to you to become Vice Chairman of AmSouth Bancorporation and AmSouth Bank.

Position

     Your title would be Vice Chairman of AmSouth Bancorporation and of AmSouth Bank. You would report to C. Dowd Ritter, President and Chief Executive Officer. You would become a member of our Management Committee, the senior most management group at AmSouth. Our three geographic state heads who now report to Dowd, as well as the three heads of our lines of business who also now report to Dowd, would report to you. All other members of the Management Committee who now report to Dowd would continue to report to him. Dowd would recommend to the boards of directors of AmSouth Bancorporation and AmSouth Bank that you be elected to such boards at the meetings of those boards which immediately precede your first day of employment. In addition, Dowd would recommend to those boards that you be designated as the highest ranking officer after Dowd, in accordance with the bylaws.

Compensation

     Base Salary.  Your base salary would be $600,000.  You would be eligible for a merit increase in January 2001, which is the time that merit increases are normally made for our senior-most managers.
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     Annual Bonus.  You would participate in AmSouth's annual bonus plan for its senior-most managers, the Executive Incentive Plan. Each participant in the EIP has a "base opportunity", expressed as a percentage of base pay, which is associated with the achievement of goals. Your base bonus opportunity percentage would be 85%. The actual payout percentage, however, can range from 0% to 200% of the base bonus opportunity as determined by an evaluation of performance results against goals. In the case only of your EIP bonus for 2000, payable in 2001, we would guarantee that such bonus would be at least equal to your base bonus opportunity percentage times your base salary.

     Long Term Incentive Plan. You would participate in the AmSouth 1996 Long Term Incentive Plan, a copy of which follows this letter. You would be granted options on 400,000 shares of AmSouth Bancorporation common stock, with an exercise price equal to the fair market value of such stock on the date of grant. Such shares would become exercisable in three equal installments on the first, second and third anniversaries of the date of grant, and would remain exercisable until the tenth anniversary of the date of grant. Such options would be granted under the terms of the LTIP.

     Retirement Plans. AmSouth has both a qualified defined benefit retirement plan as well as a non qualified supplemental defined benefit retirement plan, each of which has a five years of service vesting requirement. AmSouth also has both a qualified defined contribution retirement plan, the AmSouth Thrift Plan, as well as a supplemental defined contribution retirement plan. Under the latter two plans, you may defer up to 15% of your base salary per pay period. Under the terms of the Thrift Plan, AmSouth will match your pretax deferrals at a rate of 100%, up to 6% of your gross base salary.

     Executive Severance Agreement. You would receive an Executive Severance Agreement which upon a change in control followed within two years by a "good reason" departure by you or involuntary termination without cause would provide you with a lump sum cash payment in an amount equal to three times: (a) your highest annual base salary prior to departure or termination; (b) your highest recent annual bonus; and (c) the value of an independently determined competitive annual long term incentive grant. Your ESA would provide you with a continuation of all welfare plan benefits for three years, outplacement services for three years as well as reimbursement for the reasonable cost of relocation of your primary residence. Finally, in your ESA or otherwise we would provide you with written assurance that if, within one year of your first day of employment by AmSouth, your employment is be terminated other than for cause or other than due to your death or disability, then you would receive a one-time lump sum payment equal to the sum of (x) your base bonus opportunity times your base salary (but you would not receive a bonus under the EIP) plus (y) one times your base salary. In addition, AmSouth would pay the reasonable cost of relocating your primary residence should you decide to leave the Birmingham area in such circumstances. Finally, we would also agree that in such circumstances one-third of the stock options granted to you as described above would vest as of your last day of employment.
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     Other Benefits.  In addition to the foregoing, you would be eligible for the other AmSouth benefit plans and perquisite programs which are available for the senior executives of the company, including the following:

 .  Medical, dental and other health and welfare benefits under AmSouth's general health and welfare benefit plans.
 .  Full relocation benefits including home purchase and one-time $125,000 relocation bonus.
 .  Opportunity to defer payment of EIP bonuses.
 . Financial planning services at AmSouth expense, through AYCO Companies, LLP. . Reimbursement for country club and Summit Club (private dining club in
   AmSouth-Harbert Plaza) initiation fees and monthly dues.
 .  Home security system.

                                     *****

     Tom, we believe that the above is both a professionally and financially rewarding opportunity for you. We would very much like to become your colleague and have you as a senior member of the AmSouth management team.


                                           Very truly yours,


                                           /s/ David B. Edmonds


cc:  C. Dowd Ritter
     Stephen A. Yoder
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                              [AMSOUTH LETTERHEAD]
                                                               February 15, 2000
Thomas E. Hoaglin
Vice Chairman
AmSouth Bancorporation
1901 Sixth Avenue North
Birmingham, Alabama  35202

     Re:  AmSouth Bancorporation ("AmSouth") Truncated Stock Options

Dear Tom:

Our letter of December 13, 1999 (the "Offer Letter") provided that you would receive options on 400,000 shares of AmSouth common stock, which options would be exercisable over a ten year period. AmSouth has now finalized the terms of a new type of stock option (a "Truncated Option") which could require an exercise period substantially shorter than 10 years. AmSouth intends to grant Truncated Options to certain senior executives in the first quarter of this year.

You have requested, and AmSouth agrees, that you should receive the same type of options as other AmSouth senior executives. However, a Truncated Option has a somewhat lower value than the type of option described in the Offer Letter because the Truncated Options could require a much shorter exercise period.
In order to bring the value of your Truncated Options into parity with the options promised you in the Offer Letter, AmSouth has agreed to increase the number of your Truncated Options as described below.

AmSouth will grant to you in the first quarter of this year Truncated Options on 568,338 shares of AmSouth common stock. The Truncated Options will substantially conform to the attached term sheet. If one-third of your Truncated Options vest in accordance with the section of the Offer Letter entitled "Executive Severance Agreement", the exercise period for such Truncated Options will be ten years from date of grant. The grant of Truncated Options described in this letter will be in place of the options on 400,000 shares described in the section of the Offer Letter entitled "Long Term Incentive Plan", which no longer apply.


                                          Very truly yours,


                                          /s/ David B. Edmonds